Exhibit 17.2

STATEMENT OF THE BOARD OF DIRECTORS OF THORIUM POWER, LTD.
IN RELATION TO CORNELIUS J. MILMOE

Introduction

The board of directors of Thorium Power, Ltd. (the “Company”) is providing this statement in connection with the recent resignation of Cornelius J. Milmoe from the board of directors of the Company and the board’s removal of Mr. Milmoe from the office of Chief Operating Officer of the Company. On October 17, 2006, in connection with his resignation from the board of directors of the Company, Mr. Milmoe delivered to the Company a letter outlining certain disagreements that Mr. Milmoe has with the Company. This statement also responds to Mr. Milmoe’s letter.

Background

Mr. Milmoe was originally asked to be a director of the Company in December of 2005 before the current management team was put in place. The Company filed a current report on Form 8-K announcing his appointment as a director on December 23, 2005 in which the Company stated that his position as a director became effective on December 20, 2005. To the Company’s knowledge, Mr. Milmoe had consented to being appointed as a director and never objected to the filing of the current report on Form 8-K. However, thereafter, when board action was required on various matters, it is the Company’s understanding that Mr. Milmoe refused to participate as a board member notwithstanding his appointment to the board because the Company did not have directors and officers liability insurance in place. Mr. Milmoe continued to refuse to participate in board meetings until April 2, 2006 after the current management of the Company was put into place and after directors and officers liability insurance had been obtained.

Mr. Milmoe was reappointed to the board on April 2, 2006 and was appointed by the board to the position of Chief Operating Officer on April 4, 2006. The terms of Mr. Milmoe’s employment as Chief Operating Officer are governed by the terms of an employment agreement, dated June 6, 2006. The employment agreement was filed by the Company as Exhibit 10.1 to a current report on Form 8-K filed by the Company with the SEC on June 13, 2006.

After some months of operation, however, on several occasions during the period from April, 2006 through October, 2006, Seth Grae, the Chief Executive Officer of the Company, had conversations with Mr. Milmoe regarding his position as a director and his employment as Chief Operating Officer. During these conversations, Mr. Grae suggested that Mr. Milmoe resign from the board and take on a consulting, instead of an employment, role with the Company. Mr. Grae explained to Mr. Milmoe that management of the Company desired to have more independent directors on the board and fewer employee directors like Mr. Milmoe. Mr. Grae also explained to Mr. Milmoe that the Company is developing into a nuclear energy company with a broader potential business scope than had been previously anticipated. Mr. Grae explained to Mr. Milmoe that the Company is changing and would now need a Chief Operating Officer with more operations experience than Mr. Milmoe, who, to the Company’s knowledge, had never been employed in the role of Chief Operating Officer or its equivalent before.

During the same period that Mr. Grae had meetings with Mr. Milmoe to discuss the modification of his relationship with the Company, members of the board of directors and management also met to discuss Mr. Milmoe’s performance as Chief Operating Officer of the Company. The conclusion of management and all of the board members (other than Mr. Milmoe) was that it was in the best interests of the Company to remove Mr. Milmoe from his position as Chief Operating Officer and ask Mr. Milmoe for his resignation from the board. The Company was also prepared to seek stockholder approval of Mr. Milmoe’s removal from the board in the event that Mr. Milmoe would have refused to resign from his position as a board member.

Accordingly, on October 9, 2006, Mr. Grae asked Mr. Milmoe to meet with him and Louis Bevilacqua of Thelen Reid & Priest LLP, the Company’s outside legal counsel, at the offices of Thelen Reid & Priest LLP. At this meeting, Mr. Grae told Mr. Milmoe again that management and all of the board members (other than Mr. Milmoe himself) believed it necessary that Mr. Milmoe no longer act as Chief Operating Officer of the Company nor as a director of the Company. Mr. Grae told Mr. Milmoe that the Company had every intention of paying Mr. Milmoe the full severance amount that he is entitled to under his employment agreement. The Company then told Mr. Milmoe that if he were to resign from his position as a director and Chief Operating Officer, the Company would pay him his full severance, put out a press release thanking him for his service to the Company, and provide Mr. Milmoe with a recommendation letter. Mr. Grae stated, however, that if Mr. Milmoe refused to resign from these positions that the board of directors would hold a meeting the following week to remove Mr. Milmoe from his position as Chief Operating Officer and would adopt resolutions authorizing the Company to hold a stockholders meeting at which the stockholders of the Company would vote on Mr. Milmoe’s removal as a director of the Company. The Company also provided Mr. Milmoe with notice of the board meeting, which was to be held on October 16, 2006, and copies of the resolutions that were proposed to be adopted at such meeting by the board.

Mr. Milmoe thereafter retained a legal counsel to review this matter for him. Less than a half an hour before the scheduled board meeting, Mr. Milmoe’s legal counsel provided the Company with a list of demands sought by Mr. Milmoe in exchange for his resignation from the positions of Chief Operating Officer and as a director of the Company. Mr. Milmoe is entitled to aggregate cash severance payments under his employment agreement in the total amount of $200,000 made in regular installments over the course of a year; Mr. Milmoe demanded, however, an immediate lump sum payment and other payments that in the aggregate would have been in excess of $600,000.

Mr. Milmoe’s list of demands was received just prior to the board meeting. The board deferred the decision on the resolution regarding Mr. Milmoe’s removal to a later time to consider the list of demands. The board then attended to other company business at the meeting and did not further discuss Mr. Milmoe’s removal. Management thereafter made attempts to negotiate with Mr. Milmoe regarding the extent of his demands and even sought to structure an alternative consulting relationship between Mr. Milmoe and the Company. These negotiations failed and Mr. Milmoe sent the Company a letter resigning as a director of the Company. Immediately after receiving his resignation as a director, the board of directors convened a meeting at which it decided to accept Mr. Milmoe’s resignation and approved the resolution removing Mr. Milmoe from his position as Chief Operating Officer. The Company also notified Mr. Milmoe that he would be paid severance in accordance with his employment agreement.

Response to Statements in Mr. Milmoe’s Letter

Paragraph 2

Mr. Milmoe begins his second paragraph with a description of his presumed role at the company. Mr. Milmoe implies in this paragraph that it is because of his experience and his involvement that investors invested in the Company. We disagree with this assertion. The Company’s management team and advisory board members include some of the most experienced people in the nuclear power industry. This talented group of people and the Company’s technology and business plan have allowed the Company to attract capital. The Company believes it will ultimately be able to execute its business plan because of its management team and advisory board members. Mr. Milmoe only attended meetings with potential investors over a two-day period. Other than those investors who had already invested in the Company prior to Mr. Milmoe’s involvement, none of the investors attending those meetings actually invested in the Company

Mr. Milmoe also states in the second paragraph of his letter that, “This technology has great promise for the elimination of weapons grade plutonium, particularly in cooperation with US and Russian government agencies.” We agree with the statement regarding the promise of the Company’s technology. However, we disagree with Mr. Milmoe’s statement that since April, the Company has spent virtually no money in Russia on technology development. The funds spent in Russia relating to this technology in recent periods have largely been provided by the United States government. The Company hopes and expects the U.S. government will be supportive of its project and will help with its future funding. The Company’s plan has always been to work cooperatively with the government to fund technology development. The Company believes that it is better to spend government funds, when available, on this project rather than using the monies raised from investors. The Company raised the money on this basis and the investors and public are aware that this is the Company’s plan. Since the Company’s technology can help meet United States policy goals of eliminating plutonium and also U.S. government goals in the areas of nuclear non-proliferations and waste mitigation, many key figures in the U.S. government support our project and help to fund our project.

Technology development in this area is of extreme importance to the Company. The Company has always focused on its technology development and commercialization, and will continue to do so. In fact, during the period described in the second paragraph of Mr. Milmoe’s letter, the Company’s Executive Vice President - International Nuclear Operations, spent in total almost a month in Russia working on matters relating to the development of the Company’s technology and has prepared reports and other materials on the matter. Also, during such period, management and the board of directors of the Company have spent countless hours discussing technology development and the status of the Company’s operations in Russia and have taken steps toward progress in this area.

Paragraph 3

Mr. Milmoe then states that the Company has spent funds on “Overhead expenses, such as legal fees, investor relations, public relations and staff compensation . . .” The referenced overhead expenses were incurred in furtherance of the Company’s business goals. The Company is in a period of growth and is poised to utilize the talent of its experienced management team and advisory board members to become a significant participant in the nuclear power industry. The Company has also just recently completed the acquisition of Thorium Power, Inc. Management is working hard to execute on its business plan and also to provide the public with information regarding the Company and its mission.

At the end of Mr. Milmoe’s statement about how corporate funds were spent, Mr. Milmoe states that a “generous bonus” was paid to Mr. Grae. However, the Company has not paid any cash bonus to Mr. Grae or any current officer or director of the Company. Under the terms of Mr. Grae’s employment with the Company, he received a share grant award and stock options with an exercise price of $0.795 cents (an exercise price that is well above the current market price of the Company’s stock).

The board of directors disagrees with Mr. Milmoe’s statements about monies being spent on the Texas and Polish projects showing little hope of financial success or the development of proprietary technology. The Company is working on these projects with reputable strategic partners. The Company believes that these projects will benefit the Company’s mission of ultimately deploying its fuel designs for use in reactors in several countries.

Regarding Mr. Milmoe’s last comment, the board of directors generally agrees that the Company’s core mission includes development of its patented technology. The mission also includes commercialization of the Company’s patented technology and nuclear non-proliferation goals.

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